Exhibit 99.3

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

INTERXION HOLDING N.V.

January 20, 2012

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card

are available at www.interxion.com

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

ò  Please detach along perforated line and mail in the envelope provided.  ò

00033300000000000000 5	121911

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER.
IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR EACH OF THE FOLLOWING PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

FOR AGAINST ABSTAIN
1. Proposal to appoint Michel Massart as non-executive director.	☐ ☐ ☐

2. Proposal to adopt our directors’ remuneration policy.	☐ ☐ ☐

3. Proposal to amend our Articles of Association.	☐ ☐ ☐

4. In the attorney’s discretion, upon such other matters as may properly come before the meeting.
Said attorneys and proxies, or their substitutes, at said meeting, or any adjournments thereof, may exercise all of the powers hereby given. Any proxy heretofore given is hereby revoked.

Receipt is acknowledged of the Notice of Extraordinary General Meeting of Shareholders and the Proxy Statement accompanying such Notice.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

INTERXION HOLDING N.V.

PROXY CARD

Extraordinary General Meeting of Shareholders

January 20, 2012

(Solicited on Behalf of the Board of Directors)

The undersigned shareholder of InterXion Holding N.V. hereby constitutes and appoints each of David C. Ruberg and Jaap Camman as the attorney and proxy of the undersigned, with full power of substitution and revocation, to vote for and in the name, place and stead of the undersigned at the Special General Meeting of Shareholders of InterXion Holding N.V. (the “Company”) to be held at the Radisson Blu Hotel, Boeing Avenue 2, 1119 PB Schiphol-Rijk, The Netherlands, on Friday, January 20, 2012 at 15:00 Amsterdam time (CET), and at any adjournments thereof, the number of votes the undersigned would be entitled to cast if present.

(Continued and to be signed on the reverse side)